EXHIBIT 23.8

Consent of Independent Auditors

The Board of Directors

Harbinger Group Inc.:

We consent to the use of our report dated December 6, 2013, with respect to the balance sheets of HGI Funding LLC as of September 30, 2013 and 2012 and the related statements of comprehensive income (loss), member’s equity and cash flows for each of the years in the two-year period ended September 30, 2013 and the period from January 12, 2011 (Inception) through September 30, 2011, included in the prospectus, which is part of this registration statement on Form S-4, and to the reference to our firm under the heading “Experts” in such prospectus.

/s/ KPMG LLP

New York, New York

December 6, 2013